Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three Months and Year Ended December 31, 2017

Maroussi, Greece, March 15, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) an emerging growth pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2017.

Summary

For the three months ended December 31, 2017, our time charter equivalent revenues were $5.4 million, which resulted in a net loss of $1.4 million, or a loss per share (basic and diluted) of $0.08, and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $1.1 million.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the fourth quarter of 2017 reflected a slight improvement over the comparable period in 2016. Spot charter rates for medium range tankers (“MRs”) continued to be challenging during the quarter, but improved towards period end. Improving demand growth reduced high inventories of refined products in storage worldwide to levels which approximated 5-year averages and increased voyage activity.

“For 2018, we expect chartering activity to continue to be choppy but with a modest upward trend, especially for the second half of the year. Consequently, we took the opportunity to time charter all of our MRs at decent rates on a short-term basis with an average of approximately $14,900 per day. We believe this employment strategy positions us to take advantage of improving rates later this year. Overall, we continue to believe in a longer term, sustainable improvement in charter rates as a result of attractive market fundamentals, such as significantly lower scheduled deliveries of new build MRs combined with projected solid growth in consumption and increasing export-oriented petroleum refinery cargoes. Over the long-term, we intend to maintain our mixed chartering strategy.

“We continue to be pleased with our disciplined, cost-effective operating structure, which is evidenced by our fleet-wide daily operating expenses of $5,827 per vessel for 2017, which was consistent with the prior year.

“As previously reported, on February 28, 2018, we refinanced the bank loans for three of our tankers, the Northsea Alpha, the Northsea Beta and the Pyxis Malou under a new 5-year $20.5 million secured term loan with a new commercial bank. Liquidity provided from the recent common stock private placement resulted in our ability to capture a $4.3 million debt discount from the previous lender. Collectively, these transactions enhanced our financial flexibility and were accretive to shareholders’ value.

“In the near-term, we will continue to pursue cost-effective, growth capital to further improve our liquidity and selectively acquire MR2s. We remain optimistic about the fundamentals of the product tanker market and believe that Pyxis Tankers is positioned to take advantage of them.”

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Results for the three months ended December 31, 2016 and 2017

For the three months ended December 31, 2017, we reported a net loss of $1.4 million, or $0.08 basic and diluted loss per share, compared to a net loss of $5.8 million, or $0.32 basic and diluted loss per share, for the same period in 2016. The improvement in our net loss was primarily due to the non-cash vessel impairment charge of $4.0 million that was recorded in the fourth quarter of 2016 related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. The improvement was also due to a $0.9 million increase in time charter equivalent revenues, partially offset by a $0.4 million non-cash restricted stock compensation that was recorded and included under general and administrative expenses in the fourth quarter of 2017. Our Adjusted EBITDA was $1.1 million, representing an increase of $0.7 million from $0.4 million for the same period in 2016.

Results for the years ended December 31, 2016 and 2017

For the year ended December 31, 2017, we reported a net loss of $5.2 million, or $0.28 basic and diluted loss per share, compared to a net loss of $5.8 million, or $0.32 basic and diluted loss per share, for the same period in 2016. The improvement in our net loss was primarily due to the afore-mentioned non-cash vessel impairment charge of $4.0 million that was recorded in 2016, partially offset by a $3.0 million decrease in time charter equivalent revenues and the $0.4 million non-cash restricted stock compensation that was recorded in 2017. In addition, during the second quarter of 2017, we recorded one-off expenses of approximately $0.3 million associated with the termination of a public equity offering in July 2017, which are included under general and administrative expenses for the period. For the year ended December 31, 2017, our Adjusted EBITDA was $3.6 million, a decrease of $3.4 million from $7.0 million for the same period in 2016. If we were to exclude the write-off of our equity offering expenses in the year ended December 31, 2017, our net loss and Adjusted EBITDA would have been $4.9 million (or $0.27 basic and diluted loss per share) and $4.0 million, respectively.

	Three Months ended December 31,		Year ended December 31,
	2016	2017	2016	2017
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	7,172	7,317	30,710	29,826
Voyage related costs and commissions	(2,697)	(1,932)	(6,611)	(8,710)
Time charter equivalent revenues*	4,475	5,385	24,099	21,116

Total operating days	457	486	1,986	1,956

Daily time charter equivalent rate*	9,791	11,079	12,134	10,795

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $7.3 million for the three months ended December 31, 2017, represented an increase of $0.1 million, or 2.0%, from $7.2 million in the comparable period in 2016. The increase in gross voyage revenues during the fourth quarter of 2017 was attributed to an increase in total operating days attributed to decreased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $1.9 million for the three months ended December 31, 2017, represented a decrease of $0.8 million, or 28.4%, from $2.7 million in the comparable period in 2016. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended December 31, 2017, represented a slight increase of $0.3 million, or 8.1%, from $3.1 million in the comparable period in 2016.

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General and administrative expenses: General and administrative expenses of $0.9 million for the three months ended December 31, 2017, represented an increase of $0.3 million, or 53.8%, from $0.6 million in the comparable period in 2016. The increase in general and administrative expenses was primarily attributed to the $0.4 million non-cash restricted stock compensation that was recorded in the fourth quarter of 2017.

Management fees: For the three months ended December 31, 2017, management fees payable to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd., our fleet’s technical manager, of $0.4 million in the aggregate, remained stable compared to the three-month period ended December 31, 2016.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended December 31, 2017, compared to $0.1 million for the three-month period ended December 31, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

Depreciation: Depreciation of $1.4 million for the three months ended December 31, 2017, remained relatively stable compared to the three-month period ended December 31, 2016.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended December 31, 2017, amounted to $0.7 million and remained relatively stable compared to the three-month period ended December 31, 2016.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $29.8 million for the year ended December 31, 2017, represented a decrease of $0.9 million, or 2.9%, from $30.7 million in the comparable period in 2016. The decrease in 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $8.7 million for the year ended December 31, 2017, represented an increase of $2.1 million, or 31.8%, from $6.6 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $12.8 million for the year ended December 31, 2017, represented a slight decrease of approximately $0.1 million, or 0.9%, from $12.9 million in the comparable period in 2016.

General and administrative expenses: General and administrative expenses of $3.2 million for the year ended December 31, 2017, increased by $0.6 million, or 23.9%, from $2.6 million in the comparable period in 2016. The increase in general and administrative expenses was primarily attributed to the $0.4 million non-cash restricted stock compensation that was recorded in the fourth quarter of 2017 and to the one-off expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2017, increased by $0.1 million, or 12.8%, from $0.6 million in the comparable period in 2016. The increase was attributed to the increase in the daily management fee of the Northsea Beta and the Northsea Alpha as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

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Management fees, other: Management fees mainly payable to International Tanker Management Ltd. of $0.9 million for the year ended December 31, 2017, decreased by $0.1 million, or 9.2%, compared to the year ended December 31, 2016, which included the services of North Sea Tankers BV, the former commercial manager of the Northsea Alpha and the Northsea Beta.

Amortization of special survey costs: Amortization of special survey costs was $0.1 million for the year ended December 31, 2017, compared to $0.2 million for the year ended December 31, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

Depreciation: Depreciation of $5.6 million for the year ended December 31, 2017, remained relatively stable compared to the year ended December 31, 2016.

Bad debt provisions: Bad debt provisions of $0.2 million for the year ended December 31, 2017, represented an increase in doubtful trade accounts receivable.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2017, amounted to $2.9 million, compared to $2.8 million in the comparable period in 2016, an increase of $0.1 million, or 3.1%. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017

Voyage revenues	7,172	7,317

Expenses:
Voyage related costs and commissions	(2,697)	(1,932)
Vessel operating expenses	(3,097)	(3,347)
General and administrative expenses	(593)	(912)
Management fees, related parties	(171)	(180)
Management fees, other	(246)	(233)
Amortization of special survey costs	(51)	(19)
Depreciation	(1,450)	(1,403)
Vessel impairment charge	(3,998)	-
Operating loss	(5,131)	(709)

Other expenses:
Interest and finance costs, net	(701)	(740)
Total other expenses, net	(701)	(740)

Net loss	(5,832)	(1,449)

Loss per common share, basic and diluted	$(0.32)	$(0.08)

Weighted average number of common shares, basic and diluted	18,277,893	19,006,154

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Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2016 and 2017 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended	Year Ended
	December 31, 2016	December 31, 2017

Voyage revenues	30,710	29,826

Expenses:
Voyage related costs and commissions	(6,611)	(8,710)
Vessel operating expenses	(12,871)	(12,761)
General and administrative expenses	(2,574)	(3,188)
Management fees, related parties	(631)	(712)
Management fees, other	(1,024)	(930)
Amortization of special survey costs	(236)	(73)
Depreciation	(5,768)	(5,567)
Vessel impairment charge	(3,998)	-
Bad debt provisions	-	(231)
Operating loss	(3,003)	(2,346)

Other expenses:
Interest and finance costs, net	(2,810)	(2,897)
Total other expenses, net	(2,810)	(2,897)

Net loss	(5,813)	(5,243)

Loss per common share, basic and diluted	$(0.32)	$(0.28)

Weighted average number of common shares, basic and diluted	18,277,893	18,461,455

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Consolidated Balance Sheets

As of December 31, 2016 and 2017 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2016	December 31, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	783	1,693
Restricted cash, current portion	143	141
Inventories	1,173	1,016
Trade accounts receivable, net	1,681	703
Prepayments and other assets	404	342
Total current assets	4,184	3,895

FIXED ASSETS, NET:
Vessels, net	121,341	115,774
Total fixed assets, net	121,341	115,774

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,857	4,859
Deferred charges, net	358	285
Total other non-current assets	5,215	5,144
Total assets	130,740	124,813

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	6,813	7,304
Trade accounts payable	3,115	2,293
Due to related parties	1,953	2,125
Hire collected in advance	415	-
Accrued and other liabilities	574	809
Total current liabilities	12,870	12,531

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	66,617	59,126
Promissory note	2,500	5,000
Total non-current liabilities	69,117	64,126

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
18,277,893 and 20,877,893 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	18	21
Additional paid-in capital	70,123	74,766
Accumulated deficit	(21,388)	(26,631)
Total stockholders’ equity	48,753	48,156
Total liabilities and stockholders’ equity	130,740	124,813

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Consolidated Statements of Cash Flow

For the years ended December 31, 2016 and 2017 (unaudited)

(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31, 2016	December 31, 2017

Cash flows from operating activities:
Net loss	(5,813)	(5,243)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,768	5,567
Amortization of special survey costs	236	73
Amortization of financing costs	164	153
Vessel impairment charge	3,998	-
Stock compensation	-	355
Bad debt provisions	-	231
Changes in assets and liabilities:
Inventories	(590)	157
Trade accounts receivable, net	(1,226)	747
Prepayments and other assets	321	62
Special survey cost	(364)	-
Trade accounts payable	2,012	(858)
Due to related parties	1,832	2,672
Hire collected in advance	(1,714)	(415)
Accrued and other liabilities	(178)	176
Net cash provided by operating activities	4,446	3,677

Cash flow from investing activities:
Net cash provided by / (used in) investing activities	-	-

Cash flows from financing activities:
Repayment of long-term debt	(7,263)	(6,963)
Proceeds from issuance of common stock	-	4,800
Common stock offering costs	-	(414)
Change in restricted cash	(500)	-
Payment of financing costs	(22)	(190)
Net cash used in financing activities	(7,785)	(2,767)

Net (decrease) / increase in cash and cash equivalents	(3,339)	910

Cash and cash equivalents at the beginning of the period	4,122	783

Cash and cash equivalents at the end of the period	783	1,693

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2017, we were required to maintain minimum liquidity of $5.0 million. Total cash and cash equivalents, including restricted cash, aggregated to $6.7 million as of December 31, 2017.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2016	December 31, 2017
Bank debt	$73,430	$66,430
Promissory Note - related party	2,500	5,000
Total	$75,930	$71,430

Our weighted average interest rate on our total funded debt for the year ended December 31, 2017 was 3.74%.

Equity Incentive Plan: On November 15, 2017, 200,000 restricted shares of our common stock were granted and issued to one of our senior officers, which were vested immediately upon issuance. The fair value of such restricted shares was $0.4 million, which was recorded as a non-cash stock compensation in the fourth quarter of 2017.

Private Placement: On December 6, 2017, we entered into a securities purchase agreement with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”). The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4.8 million, before deducting offering expenses, which were used for general corporate purposes, including the repayment of outstanding indebtedness. The Private Placement shares were fully registered with the SEC effective January 3, 2018.

Promissory Note: On December 29, 2017, we entered into a third amendment to the promissory note (the “Note”) we issued in favor of Maritime Investors Corp. on October 28, 2015 (the “Third Amendment”). The Third Amendment (i) increased the outstanding principal balance of the Note from $2.5 million to $5.0 million, (ii) extended the maturity date to June 15, 2019, and (iii) increased the fixed interest rate to 4% per annum, payable only in cash. In exchange for entering into the Third Amendment, we reduced the outstanding balance due to Maritime by $2.5 million.

Interest Rate Cap: In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone Corp. entered into an interest rate cap with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Refinancing of Certain Loan Agreements: On February 28, 2018, we refinanced existing indebtedness of $26.9 million for Secondone, Thirdone and Fourthone with a new 5-year secured term loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which will be recorded as gain from debt extinguishment in the first quarter of 2018. Interest will be charged at LIBOR plus a margin of 4.65% per annum. The new loan is repayable in 20 quarterly installments amounting to $10.3 million in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10.2 million falling due in February 2023. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity.

Following the issuance of the 200,000 shares of common stock under the equity incentive plan, as well as the issuance of the 2,400,000 shares of common stock pursuant to the Private Placement, both discussed above, our outstanding common shares increased from 18,277,893 to 20,877,893. In addition, Mr. Valentis’ percentage of beneficial ownership of our common stock declined to 81.4%.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before vessel impairment charge and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended		Year Ended
(In thousands of U.S. dollars)	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(5,832)	$(1,449)	$(5,813)	$(5,243)

Depreciation	1,450	1,403	5,768	5,567

Amortization of special survey costs	51	19	236	73

Interest and finance costs, net	701	740	2,810	2,897

EBITDA	$(3,630)	$713	$3,001	$3,294

Vessel impairment charge	3,998	-	3,998	-

Stock compensation	-	355	-	355

Adjusted EBITDA	$368	$1,068	$6,999	$3,649

The year ended December 31, 2017, presented above includes the offering expenses incurred with respect to the public equity offering we terminated in July 2017. If we were to exclude these costs, our Adjusted EBITDA for the same period would have been $3,978.

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

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We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended December 31,		Year Ended December 31,
		2016	2017	2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	13,659	12,942	15,015	13,027
	Opex	5,625	5,846	5,754	5,838
	Utilization %	92.4%	98.4%	97.0%	94.1%
Eco-Modified MR2: (1 of our vessels)
	TCE	5,394	14,353	10,705	13,042
	Opex	5,573	6,051	6,255	6,433
	Utilization %	91.3%	84.8%	92.9%	90.1%
Standard MR2: (1 of our vessels)
	TCE	12,120	13,054	15,504	12,209
	Opex	6,504	6,633	6,772	6,036
	Utilization %	81.9%	100.0%	90.5%	99.2%
Small Tankers: (2 of our vessels)
	TCE	6,834	5,342	7,939	5,979
	Opex	5,168	6,003	5,315	5,408
	Utilization %	78.3%	73.4%	85.1%	79.2%
Fleet: (6 vessels)
	TCE	9,791	11,079	12,134	10,795
	Opex	5,610	6,064	5,861	5,827
	Utilization %	85.9%	88.0%	91.3%	89.3%

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Conference Call and Webcast

We will host a conference call to discuss our results at 10:00 a.m., Eastern Time, on March 15, 2018.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Thursday, March 22, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1552464/C033B70DB06875E620B2391D67E5C14C

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Pyxis Tankers Fleet (as of March 9, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,250	May 2018
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,000	May 2018
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	Jul. 2018
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,325	May 2018
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable.

Our next drydocking is for the Pyxis Theta, scheduled in the third quarter of 2018.

As of December 31, 2017, our fleet was independently valued at $109.3 million based on the average of appraisals from two internationally recognized marine brokers.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “position,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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